

Wesminster Reseach Associates LLC

Statement of Financial Condition

With Report of Independent Registered
Public Accounting Firm

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28900

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westminster Research Associates LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

262 Harbor Drive
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Melissa Bowen-Farsewicz	646-690-3241	Melissa.Bowen@tdsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.





Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa Bowen-Farsewicz, affirm that, to the best of my knowledge and belief, the financial report pertaining to Westminster Research Associates LLC as of December 31, 2025, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Nathan M. Fernandini
NATHAN M. FERNANDINI NOTARY PUBLIC HARNETT COUNTY, NC

Melissa Bowen-Farsewicz – Chief Financial Officer

Notary Public
My commission Expires 05/01/2029

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

_____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Westminster Research Associates LLC

Statement of Financial Condition

Year Ended December 31, 2025

Contents

Facing Page and Oath Affirmation

Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Westminster Research Associates LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westminster Research Associates LLC (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2023.

February 26, 2026


Westminster Research Associates LLC
Statement of Financial Condition
December 31, 2025

(In Thousands)


Assets

Cash and cash equivalents	$ 27,879
Cash segregated in compliance with federal regulations	123,781
Receivables from brokers	48,510
Capitalized software costs	6,341
Receivables from customers, net of allowance of $276	6,064
Other assets	790
Total assets	$ 213,365

Liabilities and Member's Equity

Liabilities:

Commission management liability	$ 141,269
Due to affiliate	5,966
Accrued expenses and other liabilities	430
Total liabilities	147,665
Member's Equity	65,700
Total liabilities and member's equity	$ 213,365

The accompanying notes are an integral part of the statement of financial condition.

Westminster Research Associates LLC
Notes to Statement of Financial Condition
December 31, 2025

1. Organization and Business

Westminster Research Associates LLC (the "Company"), a Delaware single member limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") which operates under the Securities Exchange Act of 1934 ("SEA") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's Designated Examining Authority. The Company is an indirect wholly-owned subsidiary of Cowen Execution Holdco LLC ("Parent"), which is an indirectly wholly-owned subsidiary of Cowen Inc. Cowen Inc. indirectly wholly-owned subsidiaries of The Toronto-Dominion Bank (the "Bank"), a bank chartered under the Bank Act (Canada).

In January of 2026, the Parent was dissolved and the Company became a direct subsidiary of Cowen Holdings, Inc. Cowen Holdings, Inc. is an indirectly wholly-owned subsidiary of RCG LV Pearl, LLC which is an indirectly wholly-owned subsidiary of Cowen Inc.

The Company's principal operations include providing access to investment research and commission management solutions to U.S. and international institutional investors and commission recapture services to pension plan sponsor clients. The Company does not execute, clear or settle securities trades. Revenues are primarily derived from commission sharing arrangements ("CSA") with various brokers on their securities transactions.

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (refer to Note 7 "Regulatory Requirements", for additional information and disclosures), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segments, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"), which require management to make estimates and assumptions that affect the fair value of securities, and the cost of pension and other post-retirement plans during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes. As of December 31, 2025, the balance consists of cash held on deposit at The Northern Trust Company and BMO Harris Bank N.A. As of December 31, 2025, there is no restricted cash and no cash equivalents.

Cash Segregated Under Federal Regulations

Cash segregated under federal regulations consists of cash deposited in special bank accounts for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. Cash segregated under federal regulations is concentrated at BMO Harris Bank N.A.

Allowance for Credit Losses

The Company measures the allowance for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 prescribes the impairment model for certain financial assets by requiring a current expected credit loss methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control. The total allowance of $276 is reflected on the statement of financial condition.

Receivables from Brokers

Receivables from brokers consists of commissions related to commission management arrangements. The Company receives a gross commission from various brokers which is used to fund the commission management arrangements, less the portion retained as income to the Company (refer to Note 5, "Commission Management Program", for additional information and disclosures).

2. Significant Accounting Policies (continued)

Receivables from Customers, Net of Allowance

A receivable from customer is established when payment for research and related services is executed prior to anticipated client commission volumes. Allowances are booked based on aging of receivable balance, balance turnover, historical data, and management discretion (refer to Note 2, "Allowance for Credit Losses", for additional information and disclosures).

Capitalized Software Costs

Capitalized software costs are payments the Company has made to third-party providers to enhance and add new features to their internally developed software. The Banks' policy on amortization of internally developed software is a straight-line basis over 5 years beginning when the product is completed, tested, and ready for its intended use. As of December 31, 2025, amortization has not begun as the software was not in use.

Other Assets

Other assets consist primarily of interest receivable, prepaid taxes to the Australian Taxation Office on behalf of the Company's Australian customers, receivables from affiliates (refer to Note 8, "Related Parties Transactions", for additional information and disclosures) and services paid by the Company that will be reimbursed directly from its customers.

Commission Management Payables

Commission management payables are portions of gross commissions received from various brokers that are accrued for the purpose of the Company's institutional clients to pay for research products under Section 28(e) of the SEA or other services provided by third parties (refer to Note 5, "Commission Management Program", for additional information and disclosures).

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities primarily consist of accrued audit fees, and accrued use tax audit fees.

Income Taxes

The Company adopted ASU 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes, which reduced the cost and complexity related to accounting for income taxes. The Company is a single member limited liability company that is disregarded for federal, state, and

2. Significant Accounting Policies (continued)

local income tax purposes. As a result, the Company does not calculate income taxes as a separate legal entity.

3. New Accounting Standards

Newly Issued Accounting Standards Effective in Future Periods

In September 2025, the FASB issues ASU 2025-06 which targets improvements to the accounting for internal-used software. The standard intends to clarify and modernize the accounting for costs related to internal-use software. The Company is still assessing the impact the standard will have on the Company, and the Company will adopt ASU 2025-06 upon its effective date in fiscal year 2028.

4. Segregated Cash

As of December 31, 2025, cash segregated under federal regulations of $123,781 in a Special Reserve Bank Account for the exclusive benefit of customers under SEA Rule 15c3-3 (k)(2)(i).

5. Commission Management Program

The Company accepts commission sharing credits from related and third-party brokers. Under the commission management programs, customers direct third-party brokers to transfer a portion of customer trading commissions to the Company for future payment of research related expenses. A receivable from broker and corresponding commission management liability are recorded for these commission sharing credits on the statement of financial condition. Cash received from related and third-party brokers is segregated by the Company until payments are made by the Company to investment research providers. As of December 31, 2025, the Company had a broker receivable of $48,510 and accrued commission sharing liability of $141,269 on the statement of financial condition.

6. Contingencies

In accordance with ASC Topic 450, Disclosure for Certain Loss Contingencies, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

6. Contingencies (continued)

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (the "Company and Related Parties") can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state, foreign and other regulators. In connection with formal and informal inquiries by these regulators, the

Company receives requests and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of management, the likelihood of liability is not probable nor reasonably estimable. After considering all relevant facts and the advice of counsel, management determines whether a provision for losses is deemed necessary as of the balance sheet date. Such loss contingencies did not have a material impact on the statement of financial condition.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method and is required to maintain minimum net capital as defined in (a)(1)(ii) of SEA Rule 15c-3-1(a), equal to the greater of $250 or 2% of aggregate debits arising from customer transactions. As of December 31, 2025, the Company's net capital was $34,865, which was $34,615 in excess of its minimum net capital requirement. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and

7. Regulatory Requirements (continued)

other provisions of the net capital rule of the SEC and other regulatory bodies. The Company's FINRA membership agreement states the firm is exempt from SEA Rule 15c3-3.

8. Related Party Transactions

In the normal course of business, the Company enters into transactions with related parties.

Balances with related parties included in the statement of financial condition are as follows:

	As of December 31, 2025	
Assets		
Receivables from brokers	$	585
Other assets		149
Liabilities		
Due to affiliate	$	5,966

Support Arrangements

Affiliates of the Company provide support services under Service Level Agreements ("SLA's") that define the services to be provided by those affiliates and the basis upon which the Company will reimburse them for expenses incurred in providing those services. These services cover a wide variety of operational and administrative functions, including Operations, Risk Management, Finance, Legal, Human Resources and other support functions. One affiliate also provides services such as payment of direct expenses which are reimbursed by the Company. Amounts arising from this arrangement are recorded in Due to affiliate on the statement of financial condition.

9. Off-Balance Sheet Risk

Concentration of Credit Risk

The Company may maintain cash and segregated cash under federal regulations at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements as of December 31, 2025.

10. Subsequent Events

The Company is required by accounting literature (ASC 855, Subsequent Events) to evaluate whether events occurring after the statement of financial condition date but before the date the statement of financial condition is issued require accounting as of the balance sheet date or disclosure in the statement of financial condition. The Company has evaluated all subsequent events through February 26, 2026 and determined that no such events have occurred other than those disclosed in the statement of financial condition.